Canada Goose Reports Results for
Third Quarter Fiscal Year 2018
Third Quarter Fiscal 2018 Highlights (in Canadian dollars):

•	Total revenue was $265.8 million, representing year-over-year growth of 27.2%

•	Gross margin expanded to 63.6% from 57.5% in the prior year

•	Net income was $62.9 million, or $0.56 per diluted share, and adjusted net income was $64.6 million, or $0.58 per diluted share

•	Adjusted EBITDA was $94.7 million, compared to $66.1 million in the prior year, representing year-over-year growth of 43.2%
TORONTO, ON (February 8, 2018) - Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) today announced financial results for its third quarter ended December 31, 2017. The Company’s Management’s Discussion and Analysis and Unaudited Condensed Consolidated Interim Financial Statements for the three and nine month periods ended December 31, 2017 will be filed on SEDAR at www.sedar.com, the EDGAR section of the U.S. Securities and Exchange Commission website at www.sec.gov and posted on the Company’s website at investor.canadagoose.com.
“In our peak selling season, we delivered strong performance across geographies, channels and categories this quarter, reflecting the continued demand for the Canada Goose brand around the world. Year to date, we added e-commerce sites in seven new markets, opened five new stores across three continents, including our partner operated store in Tokyo, and we successfully added more than 700 employees. As we look ahead, we continue to build deeper relationships with our fans and bring new people into the world of Canada Goose,” stated Dani Reiss, President & Chief Executive Officer.
Fiscal 2018 Third Quarter Results (in Canadian dollars, compared to the same period in Fiscal 2017):

•	Total revenue increased by $56.8 million from $209.1 million to $265.8 million in the third quarter of fiscal 2017, representing year-over-year growth of 27.2%.

◦
Wholesale revenue was $134.2 million as compared to $137.0 million in the third quarter of fiscal 2017. In the first half of fiscal 2018, we shipped approximately $18 million of customer orders that were originally planned for the third quarter based on the order book, which was enabled by efficiency in manufacturing and sales planning to allow us to accelerate our shipment timing in response to requests from retail partners approaching their peak selling season. This was partially offset by strong demand in the wholesale channel.

◦
Direct-to-consumer revenue was $131.6 million as compared to $72.0 million in the third quarter of fiscal 2017. The increase was primarily driven by incremental revenue from four new company operated retail stores and additional seven new e-commerce sites which opened in fiscal 2018. We experienced continued strong performances of our existing e-commerce sites and retail stores.

•
Gross profit increased to $169.0 million from $120.3 million in the third quarter of fiscal 2017. As a percentage of total revenue, gross profit was 63.6% compared to 57.5% in the third quarter of fiscal 2017.

◦
Wholesale gross profit was $68.5 million, a gross margin of 51.0%, as compared to $65.5 million, a gross margin of 47.8%, in the third quarter of fiscal 2017. The increase in wholesale gross profit and higher gross margin were due to a greater proportion of wholesale revenue from higher margin parkas within our fall and winter line and lower material costs.

◦
Direct-to-consumer gross profit increased to $100.6 million, a gross margin of 76.4% from $54.8 million, a gross margin of 76.1%, in the third quarter of fiscal 2017. Lower material costs have a less significant impact on gross margin in our direct-to-consumer channel as a result of higher selling prices.

•
Selling, general and administrative expenses were $76.8 million as compared to $62.0 million in the third quarter of fiscal 2017, driven by employee headcount increases and operational and selling expenditures to support the growth of our direct-to-consumer channel.

•	Net income for the third quarter was $62.9 million, or $0.56 per diluted share, compared to net income of $39.1 million, or $0.38 per diluted share, in the third quarter of 2017.

•	Adjusted EBITDA was $94.7 million compared to $66.1 million in the prior year, representing year-over-year growth of 43.2%.

•
Adjusted net income per diluted share for the third quarter of fiscal 2018 was $0.58, based on 111.6 million diluted shares outstanding, compared to an adjusted net income per diluted share of $0.44, based on 101.8 million diluted shares outstanding in the third quarter of fiscal 2017. Adjusted pro forma net income per share for the third quarter of fiscal 2017, which includes the effect of the Initial Public Offering (“IPO”) in the calculation of the weighted average number of shares outstanding as if the IPO had occurred at the beginning of fiscal 2017, was $0.42 per share based on 106.3 million shares.

Conference Call Information
A conference call to discuss third quarter fiscal 2018 results is scheduled for today, February 8, 2018, at 9:00 a.m. Eastern Time. Dani Reiss, President and Chief Executive Officer and John Black, Chief Financial Officer, will host the conference call. Those interested in participating in the call are invited to dial (866) 393-4306 or (763) 488-9145 if calling internationally. Please dial in approximately 10 minutes prior to the start of the call and reference

Conference ID 5693535 when prompted. A live audio webcast of the conference call will be available online at http://investor.canadagoose.com.
About Canada Goose
Founded in a small warehouse in Toronto, Canada in 1957, Canada Goose has grown into one of the world’s leading makers of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic and inspired by relentless innovation and uncompromised craftsmanship. From Antarctic research facilities and the Canadian High Arctic, to the streets of New York, London, Milan, Paris, and Tokyo, people are proud to wear Canada Goose products. Employing more than 2,000 people worldwide, Canada Goose is a recognized leader for its Made in Canada commitment, and is a long-time partner of Polar Bears International. Visit canadagoose.com for more information.
Note Regarding Non-IFRS Financial Measures
This press release includes references to adjusted net income, EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income per share and per diluted share, and adjusted pro forma net income per share and per diluted share. The Company presents these measures because its management uses these as supplemental measures in assessing its operating performance, and believes they are helpful to investors, securities analysts and other interested parties, in evaluating the Company’s performance. The measures referenced above are not measurements of financial performance under IFRS and they should not be considered as alternatives to measures of performance derived in accordance with IFRS. In addition, these measures should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items. These measures have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing the Company’s results as reported under IFRS. The Company’s definitions and calculations of these measures are not necessarily comparable to other similarly titled measures used by other companies. These non-IFRS financial measures are defined and reconciled to the most comparable IFRS measures in the tables at the end of this press release.
Cautionary Note Regarding Forward-Looking Statements
The foregoing financial information as at and for the three and nine months ended December 31, 2017 are unaudited and subject to quarter-end and year-end adjustments in connection with the completion of our customary financial closing procedures. Such changes could be material.
This press release includes forward-looking statements.  These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement.  Applicable risks and uncertainties include, among others, our expectations regarding industry trends, our business plan and growth strategies, our expectations regarding seasonal trends, our ability to implement our growth strategies, our ability to keep pace with changing consumer preferences, our ability to maintain the strength of our brand and protect our intellectual property, as well as the risks identified under the heading “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2017, and filed with the Securities and Exchange Commission (“SEC”), and the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada (“Canadian securities regulatory authorities”), as well as the other information we file with the SEC and Canadian securities regulatory authorities.  We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities.  You are encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.  Our business is subject to substantial risks and uncertainties, including those referenced above.  Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

Condensed Consolidated Interim Statements of Income and Comprehensive Income
(unaudited)
(in thousands of Canadian dollars, except share and per share amounts)

	Three months ended December 31		Nine months ended December 31
	2017	2016	2017	2016
Revenue	265,825	209,051	466,360	352,681
Cost of sales	96,805	88,767	197,005	168,403
Gross profit	169,020	120,284	269,355	184,278
Gross margin	63.6%	57.5%	57.8%	52.3%
Selling, general and administrative expenses	76,791	62,005	139,168	110,270
SG&A expenses as % of revenue	28.9%	29.7%	29.8%	31.3%
Depreciation and amortization	2,404	1,965	6,886	4,901
Operating income	89,825	56,314	123,301	69,107
Operating income as % revenue	33.8%	26.9%	26.4%	19.6%
Net interest and other finance costs	3,386	3,087	10,077	8,620
Income before income taxes	86,439	53,227	113,224	60,487
Income tax expense	23,514	14,139	25,261	15,416
Effective tax rate	27.2%	26.6%	22.3%	25.5%
Net income	62,925	39,088	87,963	45,071
Other comprehensive loss	(1,663)	(322)	(362)	(729)
Total comprehensive income	61,262	38,766	87,601	44,342
Earnings per share
Basic	$0.59	$0.39	$0.82	$0.45
Diluted	0.56	0.38	0.79	0.44
Weighted average number of shares outstanding
Basic	107,442,446	100,000,000	106,980,180	100,000,000
Diluted	111,612,786	101,811,155	111,058,977	101,751,470
Other data: (1)
Adjusted net income	64,577	44,918	84,224	59,167
Adjusted net income per diluted share	$0.58	$0.44	$0.76	$0.58
EBITDA	93,086	58,853	132,572	75,578
Adjusted EBITDA	94,681	66,134	127,514	92,443
Adjusted EBITDA margin	35.6%	31.6%	27.3%	26.2%

(1) , Adjusted net income,adjusted net income per diluted share, EBITDA, adjusted EBITDA, and adjusted EBITDA margin are non-IFRS financial measures. See — “Reconciliation of Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Condensed Consolidated Interim Statements of Financial Position
(unaudited)
As at December 31, 2017 and March 31, 2017
(in thousands of Canadian dollars)

	December 31	March 31
	2017	2017
Assets	$	$
Current assets
Cash	62,127	9,678
Trade receivables	78,379	8,710
Inventories	124,826	125,464
Income taxes receivable	—	4,215
Other current assets	17,446	15,156
Total current assets	282,778	163,223

Deferred income taxes	6,804	3,998
Property, plant and equipment	57,136	36,467
Intangible assets	135,212	131,912
Other long-term assets	483	—
Goodwill	45,269	45,269
Total assets	527,682	380,869

Liabilities
Current liabilities
Accounts payable and accrued liabilities	96,121	58,223
Provisions	15,779	6,046
Income taxes payable	15,730	—
Total current liabilities	127,630	64,269

Provisions	11,298	9,526
Deferred income taxes	13,861	10,888
Revolving facility	—	6,642
Term loan	132,619	139,447
Other long-term liabilities	6,548	3,929
Total liabilities	291,956	234,701

Shareholders' equity	235,726	146,168
Total liabilities and shareholders' equity	527,682	380,869

Condensed Consolidated Interim Statements of Cash Flows
(unaudited)
For the nine months ended December 31
(in thousands of Canadian dollars)

	2017	2016
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	87,963	45,071
Items not affecting cash
Depreciation and amortization	9,271	6,471
Income tax expense	25,261	15,416
Interest expense	9,867	7,543
Unrealized foreign exchange (gain) loss	(8,520)	1,882
Write off of deferred financing charges on refinancing revolving facility	—	946
Share-based compensation	1,372	2,536
	125,214	79,865
Changes in non-cash operating items	(24,347)	(18,320)
Income taxes paid	(4,902)	(17,017)
Interest paid	(7,739)	(7,895)
Net cash from operating activities	88,226	36,633
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(19,904)	(15,209)
Investment in intangible assets	(6,590)	(6,053)
Business combination	(570)	(500)
Net cash used in investing activities	(27,064)	(21,762)
CASH FLOWS FROM FINANCING ACTIVITIES:
(Repayment) borrowings on revolving facility	(8,861)	57,554
Repayment of credit facility	—	(55,203)
Deferred financing fees on term loan syndication	(437)	—
Recapitalization transactions:
Borrowings on term loan, net of deferred financing charges of $3,427 and original issue discount paid of $2,167	—	212,519
Repayment of subordinated debt	—	(85,306)
Redemption of Class A senior preferred shares	—	(53,144)
Redemption of Class A junior preferred shares	—	(4,063)
Return of capital on Class A common shares	—	(698)
Shareholder advance	—	(63,576)
Exercise of stock options	585	—
Net cash (used in) from financing activities	(8,713)	8,083
Increase in cash	52,449	22,954
Cash, beginning of period	9,678	7,226
Cash, end of period	62,127	30,180

Reconciliation of Non-IFRS Measures
The tables below reconcile net income to EBITDA, adjusted EBITDA, and adjusted net income for the periods presented:

CAD $000s (unaudited)	Three months ended December 31		Nine months ended December 31
	2017	2016	2017	2016
Net income	62,925	39,088	87,963	45,071
Add the impact of:
Income tax expense	23,514	14,139	25,261	15,416
Net interest and other finance costs	3,386	3,087	10,077	8,620
Depreciation and amortization	3,261	2,539	9,271	6,471
EBITDA	93,086	58,853	132,572	75,578
Add (deduct) the impact of:
Bain Capital management fees (a)	—	1,348	—	1,560
Transaction costs (b)	—	2,890	1,546	5,624
Unrealized gain on derivatives (c)	—	—	—	4,422
Unrealized foreign exchange gain on Term Loan Facility (d)	1,160	1,561	(8,420)	1,561
International restructuring costs (e)	—	—	—	175
Share-based compensation (f)	294	1,037	684	2,536
Agent terminations and other (g)	—	116	—	—
Non-cash rent expense (h)	141	329	1,132	987
Adjusted EBITDA	94,681	66,134	127,514	92,443

CAD $000s (unaudited)	Three months ended December 31		Nine months ended December 31
	2017	2016	2017	2016
Net income	62,925	39,088	87,963	45,071
Add (deduct) the impact of:
Bain Capital management fees (a)	—	1,348	—	1,560
Transaction costs (b)	—	2,890	1,546	5,624
Unrealized gain on derivatives (c)	—	—	—	4,422
Unrealized foreign exchange loss (gain) on Term Loan Facility (d)	1,160	1,561	(8,420)	1,561
International restructuring costs (e)	—	0	—	175
Share-based compensation (f)	294	1,037	684	2,536
Agent terminations and other (g)	—	116	—	—
Non-cash rent expense (h)	141	329	1,132	987
Amortization on intangible assets acquired by Bain Capital (i)	318	544	1,406	1,632
Total adjustments	1,913	7,825	(3,652)	18,497
Tax effect of adjustments	(261)	(1,995)	(87)	(4,401)
Adjusted net income	64,577	44,918	84,224	59,167

(a)
In connection with Bain’s purchase of a 70% equity interest in our business on December 9, 2013 (the “Acquisition”), we entered into a management agreement with certain affiliates of Bain Capital for a term of five years (“Management Agreement”). This amount represents payments made pursuant to the Management Agreement for ongoing consulting and other services. In connection with the IPO on March 21, 2017, the Management Agreement was terminated in consideration for a termination fee of $9.6 million and Bain Capital no longer receives management fees from the Company.

(b)
In connection with the IPO in March 2017 and Secondary Offering in July 2017, we incurred expenses related to professional fees, consulting, legal, and accounting that would otherwise not have been incurred. These fees are reflected in the table above, and do not reflect expected future operating expenses after completion of these activities.

(c)
Represents non-cash unrealized gains on foreign exchange forward contracts recorded in fiscal 2016 that relate to fiscal 2017. We manage our exposure to foreign currency risk by entering into foreign exchange forward contracts. Management forecasts its net cash flows in foreign currency using expected revenue from orders it receives for future periods. The unrealized gains and losses on these contracts are recognized in net income from the date of inception of the contract, while the cash flows to which the derivatives related are not realized until the contract settles. Management believes that reflecting these adjustments in the period in which the net cash flows occur is more appropriate.

(d)
Represents non-cash unrealized gains and losses on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk.

(e)
Represents expenses incurred to establish our international headquarters in Zug, Switzerland, including closing several smaller offices across Europe, relocating personnel, and incurring temporary office costs.

(f)	Represents non-cash share-based compensation expense on stock options issued prior to the IPO under our pre-IPO plan.

(g)
Represents accrued expenses related to termination payments to be made to our third-party sales agents. As part of a strategy to transition certain sales functions in-house, we terminated the majority of our third party sales agents and certain distributors, primarily during fiscal 2015 and 2016, which resulted in indemnities and other termination payments. As sales agents have now largely been eliminated from the sales structure, management does not expect these charges to recur in future fiscal periods.

(h)	Represents non-cash lease amortization charges during pre-opening periods for new store leases.

(i)
As a result of the Acquisition, we recognized an intangible asset for customer lists in the amount of $8.7 million, which had a useful life of four years and has been fully amortized in the third quarter of fiscal 2018.

Pro forma income per share and adjusted net income per share (unaudited)
CAD $000s (except per share data)	Three months ended December 31	Nine months ended December 31
	2016	2016
Pro forma income per share
Net income	$39,088	$45,071

Weighted average number of common shares	100,000,000	100,000,000
Pro forma for IPO as at April 1, 2016	6,308,154	6,308,154
Pro forma weighted average number of common shares outstanding over the year	106,308,154	106,308,154

Pro forma income per share	$0.37	$0.42

Pro forma adjusted net income per share
Adjusted net income	$44,918	$59,167

Pro forma weighted average number of shares	106,308,154	106,308,154

Pro forma adjusted net income per share	$0.42	$0.56
For Information Contact:
ICR, Inc.
Investors:
Allison Malkin/Caitlin Morahan
203-682-8200
Allison.Malkin@ICRinc.com/Caitlin.Morahan@ICRinc.com
or
Media:
Julia Young
646-277-1280
Julia.Young@ICRinc.com